UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Green Energy Management Services Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

39304E100

 (CUSIP Number)

Robert B. Thomson

Water Tech World Wide, LLC

221 Saint Ann Drive

Mandeville, Louisiana 70471

(985) 624-2572

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2015

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39304E100

1.	NAMES OF REPORTING PERSONS

Water Tech World Wide, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

LOUISIANA

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		18,790,174 (1)

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		18,790,174 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,790,174 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	See Item 6 of this Schedule 13D for more information.

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CUSIP No. 39304E100

1.	NAMES OF REPORTING PERSONS

Robert B. Thomson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF SHARES		2,676,800
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH REPORTING
PERSON		18,790,174 (1)

	9.	SOLE DISPOSITIVE POWER

		2,676,800

	10.	SHARED DISPOSITIVE POWER

		18,790,174 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,466,974 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	See Item 6 of this Schedule 13D for more information.

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CUSIP No. 39304E100

Item 1.	Security and Issuer.

Green Energy Management Services Holdings, Inc.’s (the “Issuer”) common stock, $0.0001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 575 Lexington Ave, 4th Floor, New York, New York 10022.

Item 2.	Identity and Background.

The Reporting Persons (as defined below) are filing this Schedule 13D, Amendment No. 1, because on March 3, 2015, Water Tech World Wide, LLC (“Water Tech”) exercised a portion of its Second Warrant (as defined in Item 6) by exercising 1,448,339 warrants of the Second Warrant via cashless exercise, at an exercise price of $0.01 per share, into 1,248,292 shares of Common Stock, which were issued to Dr. Robert B. Thomson directly. The “Second Warrant” entitled Water Tech to purchase such number of shares of Common Stock that would equal to 5% of such aggregate number of shares of Common Stock then deemed outstanding, including upon the issuance of such warrant. In addition, on March 3, 2015, Water Tech also assigned 2,000,000 warrants of its Second Warrant to the son of Dr. Thomson which warrants were also exercised. As a result of such exercises and assignment, the Second Warrant was exercised in full and is no longer outstanding. As of the date of this Schedule 13D, Dr. Thomson also personally directly owns 2,676,800 shares of Common Stock, which includes 1,000,000 shares of Common Stock which were granted on March 3, 2015 by the Issuer’s Board of Directors to Dr. Thomson under the Issuer's 2015 Equity Incentive Plan. Dr. Thomson is the Issuer's current Interim CEO, Acting CFO, Chairman of the Board and sole director. For a detailed description of the Notes and the Second Warrant, please see Item 6 of this Schedule 13D for more information.

(a-c,f) This Schedule 13D is being filed by Water Tech and Dr. Robert B. Thomson (each of Water Tech and Dr. Thomson may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

Water Tech is a Louisiana limited liability company. Dr. Thomson is a United States citizen. Dr. Thomson, 65, serves as the clinical director of Chiropractic Associates of Mandeville, LA. The principal business address for each of Water Tech and Dr. Thomson is 221 Saint Ann Drive, Mandeville, Louisiana 70471.

(d) Dr. Thomson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Water Tech may be deemed to beneficially own 18,790,174 shares of Common Stock.

As of the date hereof Dr. Thomson may be deemed to beneficially own 21,466,974 shares of Common Stock.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.	Purpose of Transaction.

On December 31, 2012, the Issuer sold to Water Tech (i) Note, (ii) the First Warrant and (iii) the Second Warrant, for gross proceeds of $310,000. For a detailed description of the Notes and the Warrants and the transactions contemplated in connection therewith, please see Item 6 of this Schedule 13D for more information. Dr. Thomson is the sole managing member of Water Tech and has the sole voting and dispositive power over the shares of Common Stock underlying the Warrants owned by Water Tech. The Reporting Persons acquired the Shares (as defined herein), the Note and the Warrants for investment purposes.

On June 18, 2013, Water Tech exercised the First Warrant (as defined in Item 6) in full into 18,790,174 shares of Common Stock (the “Water Tech Shares”).

On March 3, 2015, Water Tech exercised a portion of its Second Warrant such that 1,248,292 shares of Common Stock were issued to Dr. Robert B. Thomson directly as a result (the “Second Warrant Shares”). In addition, Dr. Thomson also personally directly owns 2,676,800 shares of Common Stock (the “Thomson Shares”, and collectively with the Water Tech Shares and the Second Warrant Shares, the “Shares”), which includes 1,000,000 shares of Common Stock which were granted on March 3, 2015 by the Issuer’s Board of Directors to Dr. Thomson under the Issuer's 2015 Equity Incentive Plan. Dr. Thomson is the Issuer's current Interim CEO, Acting CFO, Chairman of the Board and sole director.

The Reporting Persons intend to evaluate their investment in the Shares and the Note on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or the Note or other Common Stock of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately  negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, Water Tech may be deemed to be the beneficial owner of 18,790,174 shares of Common Stock, constituting 28.7% of the issued and outstanding shares of Common Stock of the Issuer, based upon 65,518,448 shares of Common Stock outstanding as of December 29, 2014, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 5, 2015.

Water Tech has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 18,790,174 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 18,790,174 shares of Common Stock.

(a, b) As of the date hereof, Dr. Thomson may be deemed to be the beneficial owner of 21,466,974 shares of Common Stock, constituting 32.8% of the issued and outstanding shares of Common Stock of the Issuer, based upon 65,518,448 shares of Common Stock outstanding as of December 29, 2014, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 5, 2015.

Dr. Thomson has the sole power to vote or direct the vote of 2,676,800 shares of Common Stock; has the shared power to vote or direct the vote of 18,790,174 shares of Common Stock; has sole power to dispose or direct the disposition of 2,676,800 shares of Common Stock; and has shared power to dispose or direct the disposition of 18,790,174 shares of Common Stock.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 31, 2012 (the “Effective Date”), the Issuer sold to Water Tech (i) the Note, (ii) the First Warrant and (iii) the Second Warrant, for gross proceeds of $310,000. Dr. Thomson is the sole managing member of Water Tech, has the sole voting and dispositive power over the Second Warrant Shares and the Thomson Shares and has the shared voting and dispositive power over the Water Tech Shares. The Note was scheduled to mature on the earlier of (i) February 28, 2013 and (ii) the date when the Issuer consummates a debt and/or equity financing (the “Financing”) resulting in gross proceeds to the Issuer of at least $310,000 (such date, the “Initial Maturity Date”) and maybe prepaid in whole or in part at any time without premium or penalty. As of the date of this Schedule 13D, approximately 54,000 of the principal amount of the Note remains outstanding. Since the Issuer did not repay Water Tech the full outstanding principal and any accrued but unpaid interest under the Note before the Initial Maturity Date, the Initial Maturity Date was extended until the date when the Issuer consummates such Financing and repays the unpaid principal amount and interest due hereunder (the “Maturity Date”). The Note contains customary events of default upon the occurrence of which, subject to any cure period, any outstanding principal and any accrued but unpaid interest under the Note, together with any other amounts owing in respect thereof, to the date of such event of default, shall become immediately due and payable without any action on the part of Water Tech. The Issuer used the net proceeds of the sale of these securities as general working capital.

The First Warrant entitled Water Tech to purchase 19,035,638 shares of Common Stock, at an exercise price of $0.001 per share. The Second Warrant entitled Water Tech to purchase to purchase 2,337,707 shares of Common Stock at an exercise price of $0.01 per share. The Warrants were exercisable from issuance until 3 years after the Effective Date. The number of shares of Common Stock issuable upon exercise of the Warrants was subject to adjustment in the event of any change in the Common Stock, including changes by reason of stock dividends, stock splits, reclassifications, mergers, consolidations or other changes in the capitalization of Common Stock. The terms of the First Warrant provided that upon the issuance by the Issuer of any Common Stock (subject to certain exceptions) prior to the complete exercise of the First Warrant, the First Warrant would thereafter have been exercisable for the aggregate number of Warrant Shares which, when converted, would be convertible into the aggregate number of shares of Common Stock equal to 30% of such aggregate number of shares of Common Stock then deemed outstanding, including upon the issuance of such warrant (the “Dilution Protection Term”). The Second Warrant was identical to the First Warrant and contained the Dilution Protection Term but with respect to 5% of the aggregate number of shares of Common Stock then deemed outstanding, including upon the issuance of such warrant. On June 18, 2013, Water Tech exercised the First Warrant in full into 18,790,174 shares of Common Stock. On March 3, 2015, Water Tech exercised a portion of its Second Warrant by exercising 1,448,339 warrants of the Second Warrant via cashless exercise into 1,248,292 shares of Common Stock, which were issued to Dr. Robert B. Thomson directly. In addition, on March 3, 2015, Water Tech also assigned 2,000,000 warrants of its Second Warrant to the son of Dr. Thomson, which warrants were also exercised. As a result of such exercises and assignment, the Second Warrant was exercised in full and is no longer outstanding.

The foregoing summary of certain terms of the Note and the Warrants, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Note, which was included as Exhibit A to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 27, 2013, and the Warrants, which were included as Exhibits B and C to such Schedule 13D, which are all incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit A: 8% secured promissory note, dated December 31, 2012, issued to Water Tech World Wide, LLC (Incorporated by Reference to Schedule 13D (File No. 005-80257), filed February 27, 2013, Exhibit A)

Exhibit B: First Warrant, dated December 31, 2012, issued to Water Tech World Wide, LLC (Incorporated by Reference to Schedule 13D (File No. 005-80257), filed February 27, 2013, Exhibit B)

Exhibit C: Second Warrant, dated December 31, 2012, issued to Water Tech World Wide, LLC (Incorporated by Reference to Schedule 13D (File No. 005-80257), filed February 27, 2013, Exhibit C)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Water Tech World Wide, LLC

	By:	/s/ Robert B. Thomson
	Name:	Robert B. Thomson
	Title:	Managing Member

/s/ Robert B. Thomson
Robert B. Thomson

April 1, 2015

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